THE STUDIO ZONE, INC.
20313 93rd Avenue
Langley, B.C. V1M 2M7
Canada

July 5, 2006

VIA EDGAR ONLY
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: The Studio Zone, Inc.
File Number: 333-134882
Form SB-2 filed June 9, 2006 as amended June 26, 2006

Dear Sir or Madam:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, (the “Act”) The Studio Zone, Inc.(the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its registration statement on Form SB-2 (File No. 333-134882) initially filed with the Commission on June 9, 2006, as amended on June 26, 2006, and all exhibits filed thereto (the “Registration Statement”).

Please be advised that the Registrant’s Board of Directors has determined not to proceed with the Registration Statement.

This will also confirm that the Registration Statement was not declared effective by the Commission, no securities were sold in connection with the Registration Statement and the Registrant has not offered or sold any of its securities in violation of the registration provisions of the Act.

The Registrant hereby further requests, in accordance with Rule 457(p) of the Act, that all fees paid by the Registrant to the Commission in connection with the filing of the Registration Statement be credited to the Registrant's account with the Commission for further use.

Please contact the SteadyLaw Group, LLP at (619) 399-3090 with any questions regarding this request for withdrawal.

Very truly yours,

/s/ LYNN WAHL

Lynn Wahl
Chief Executive Officer